

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

March 21, 2006

Mr. Raymond R. Martel
Chief Financial Officer
American Rock Salt Company LLC
3846 Retsof Road
Retsof, New York 14539

>   **Re: American Rock Salt Company LLC**
>   **Form 10-K for Fiscal Year Ended September 30, 2005**
>   **Filed December 27, 2005**
>   **File No. 333-117215**

Dear Mr. Martel:

We have reviewed your filing and have the following comments. We have limited our review of your filing to those issues we have addressed in our comments. Please provide a written response to our comments. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the Fiscal Year Ended September 30, 2005

Management's Discussion and Analysis, page 12

Fiscal Year Ended September 30, 2005 Compared to Fiscal Year Ended September 30, 2004, page 15

Fourth Quarter Adjustments, page 16

1.   We note your disclosure explaining that you recorded two accounting adjustments in the fourth quarter of 2005 that were necessary to compensate for accounting errors impacting your three previously issued 2005 interim reports. Although you state that the adjustments were "not material," it appears that some of the adjustments would have had a significant impact on measures of income from operations and net income reported for the individual quarters. Please submit the analysis that you performed in determining that it was not necessary to correct your interim reports, while deciding to quantify and disclose the errors in the notes to your financial statements. Also submit an explanation of how you determined that the services were provided equally throughout the year, in attributing a $70,000 adjustment to each quarter. Finally, tell us how you have changed your internal controls to decrease the likelihood of reoccurring accounting problems of this sort. It appears likely that you will need to restate your interim information to recognize amortization and costs of services in the appropriate periods. However, we will consider this view further after receiving your reply. Please note that there may be additional adjustments necessary to resolve other issues identified in our comments.

Financial Statements

Statements of Cash Flows, page 35

2.   We note that you have reported a financing cash inflow of $1,328,126, corresponding to a decrease in restricted cash for the year ended September 30, 2005; and similarly, a financing cash outflow of the same amount in the earlier year. Please expand your disclosures in the section of Liquidity and Capital Resources to describe the nature of the restricted item, terms of release, and what the amount of cash was applied towards. Given the manner of presenting the change in account balance, the effect on your measure of financing cash flows should also be addressed, as well as the characterization of actual receipts and expenditures of cash that are associated with this item.

Note 2 – Summary of Significant Accounting Policies

Property and Equipment, page 37

3.   We note your current policy to depreciate mine development costs over twenty
        years. However, you state that the mine has an estimated life of seventy years
        under this heading and approximately fifty-five years of mineable reserves under
        'Mineral Rights' on page six. Please reconcile the difference between your
        estimated life of the mine and your estimate of mineable reserves. Further, we
        would ordinarily expect mine development costs to be depreciated over a measure
        of proven and probable reserves, as you appear to be doing with your sale
        deposits and mineral rights. Tell us the reasons you have opted to not follow this
        approach with respect to your mine development costs; and also clarify the
        method utilized for mine acquisition costs.

Exhibits

4.   Please file the certifications from your principal officers that are required under
        Item 601(b)(32)(i) of Regulation S-K, Rule 13a-14(b) or Rule 15d-14(b), and
        Section 1350 of Chapter 63 of Title 18 of the United States Code.

Closing Comments

        As appropriate, please amend your filing and respond to these comments within
10 business days or tell us when you will provide us with a response. You may wish to
provide us with marked copies of the amendment to expedite our review. Please furnish
a cover letter with your amendment that keys your responses to our comments and
provides any requested information. Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing your
amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement
from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

   You may contact Tracie Towner at (202) 551-3744 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3686 with any other questions.

                                        Sincerely,

                                        Karl Hiller
                                        Branch Chief